[SUTHERLAND ASBILL & BRENNAN LLP]




   FREDERICK R. BELLAMY
   DIRECT LINE:  202-383-0126
   Internet:  fbellamy@sablaw.com


                                   May 2, 2002



VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Midland National Life Separate Account A
                  File No. 333-14061, Post-Effective Amendment No. 12 Accession No. 0001076981-02-000014
                  Withdrawal of Registration Statement Pursuant to Rule 477

Dear Commissioners:

         On behalf of the Midland National Life Separate Account A of Midland National Life Insurance Company, we hereby request that the above-referenced filing (the "Filing") under the Securities Act of 1933 be withdrawn, pursuant to Rule 477 under that Act.

         On April 30, 2002, the Filing was inadvertently submitted with the incorrect CIK and CCC codes, and an incorrect '33 Act File Number. The Filing was re-submitted and accepted on May 1, 2002 with the correct codes. No securities were sold in connection with the registration statement that is the subject of this request for withdrawal.

         If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0126. Thank you.

                                                     Sincerely,

                                                     /s/ Frederick R. Bellamy

                                                     Frederick R. Bellamy

cc:      Tracy Michels